UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BIG TIME HOLDINGS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55886

Delaware (State or other jurisdiction of incorporation or organization)	00-0000000 (I.R.S. Employer Identification No.)

Acclaim House, 12 Mount Havelock

Douglas, Isle of Man IM1 2QG

(Address of principal executive offices)

+44 1624 618444

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 26, 2018

BIG TIME HOLDINGS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

September 25, 2018

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BIG TIME HOLDINGS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Big Time Holdings, Inc.

INTRODUCTION

This Information Statement is being mailed on or about September 25, 2018 to the holders of record at the close of business on September 24, 2018 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Big Time Holdings, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 14f-1 promulgated thereunder, in connection with the change in majority control of the Company’s Board of Directors (the “Board”), other than by a meeting of stockholders resulting from the resignation of our Directors, Brian K. Kistler and Mandla J. Gwadiso on August 28, 2018 and the simultaneous appointment of David G. Smeed as the sole Director and Chief Executive Officer of the Company. This Information Statement is being provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 which require that this Information Statement be sent to our shareholders at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Although the change in a majority of our directors pursuant to the transactions described herein occurred on August 28, 2018, the current Director will not undertake any corporate action or engage in any transactions through the Company, its executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC until at least 10 days following the mailing of this Information Statement.

Pursuant to a Stock Purchase Agreement dated as of August 14, 2018 (the “SPA) by and among the Company and Ascot Group, PLC, an Isle of Man entity (the “Purchaser” or “Ascot””), the Company sold 100,000,000 shares of our common stock at $0.00005 per share, to the Purchaser for a purchase price of $5,000.00 (the “Share Acquisition”). As a result of the Share Acquisition, the Purchaser is the majority shareholder of the Company.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT PURSUANT TO THE SPA OF NEW DIRECTOR TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Pursuant to the SPA, there is a change in our Board of Directors. Upon the SPA Closing, Mr. Brian Kistler, our chief executive officer and director, and Mr. Mandla J. Gwadiso, director resigned their respective positions with the Company immediately following the Board’s appointment of Mr. David G. Smeed (“Mr. Smeed”) as a director to our Board and as our Chief Executive Officer.

Prior to the SPA Closing, Mr. Smeed was not an officer or director for the Company, nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Mr. Smeed has not been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. Mr. Smeed will not undertake any corporate action or engage in any transactions through the Company, its executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC until at least 10 days following the mailing of this Information Statement.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors on the Board occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of (i) 19,900,000,000 shares of Common Stock, par value $0.0001, of which 121,279,884 shares were outstanding as of September 24, 2018, and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and to the knowledge of Company principals, there are no legal proceedings presently threatened regarding any aspect the Company business.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 121,279,884 shares of Common Stock issued and outstanding. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers

Ascot Group PLC Acclaim House 12 Mount Havelock Douglas, Isle of Man IM1 2QG	100,000,000(2)	82.45%

Palewater Global Management, Inc. 30 Wall Street, Level 8, New York, NY 10005	21,279,884	17.55%

All directors and effective officers as a group (one (1) person)	100,000,000	82.45%

______________________________

(1) Based on 121,279,884 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) All such shares are owned by Ascot Group PLC. Our sole Director, Mr. David G. Smeed is the Chairman of the Board of Ascot Group PLC and is deemed a beneficial owner of our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

Mr. Smeed is presently our sole employee, officer and director.

Pursuant to the SPA, on the SPA Closing Date, Mr. Kistler did, immediately following the appointment of Mr. David G. Smeed as a director to our Board and our Chief Executive Officer, resign as an officer and director and all such other positions with the Company. Mr. Mandla J. Gwadiso also resigned his position as a director of the Company on the SPA Closing Date.

Mr. Smeed is currently the Chairman of the Board of the Purchaser.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

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The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Director and Officers prior to the Share Acquisition

Name	Age	Position(s) with the Company
Brian K. Kistler	62	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director.

Mandla J. Gwadiso	40	Chairman of the Board of Directors

Brian K. Kistler, Age 62 - Chief Executive Officer, Director

Brian K. Kistler has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director. since May 18, 2018. Mr. Kistler has extensive work history in the financial services industry. He began working at the securities firm Edward Jones in 1987 and over five (5) years increased his assets under management to $45 million dollars. Mr. Kistler then joined Linsco/Private Ledger in 1992, an independent broker/dealer firm, where he worked as an independent contractor. In 1994 he was recruited by broker/dealer Hilliard Lyons to develop the northeast area of Indiana. During his time at Hilliard/Lyons, Mr. Kistler had assets under management of nearly $100 million dollars. In 1999 Mr. Kistler was hired by Raymond James & Associates to manage their recently acquired Fort Wayne, Indiana office. Subsequently, he became the manager of nine (9) Raymond James offices in Indiana. Mr. Kistler’s responsibilities included managing fifty-three employees with client assets under management in excess of one billion dollars. During his time as manager, the revenues and assets under management grew substantially as a direct result of Mr. Kistler’s ability to recruit, retain and train high quality financial advisors. Mr. Kistler retired from his position with Raymond James in December 2005 to focus on the development of Freedom Energy Holdings, Inc. Freedom Energy Holdings, Inc. is an ongoing operation. Freedom Energy Holdings, Inc.’s primary business focus is in the promotion of its proprietary technology, KC 9000® and SR 139, both domestically and internationally. Mr. Kistler is also the President of New Opportunity Business Solutions, Inc. (NOBS), a business consulting company in which Mr. Kistler serves in a consultancy status as an officer and director of public companies.

Mr. Mandla J. Gwadiso, Age 40- Chairman of the Board of Directors.

Mandla J. Gwadiso, is presently Founder, Chairman & CEO of Brooklyn Throne Inc., he also serves as Chairman of Palewater Advisory Group Inc. He is the Founder as well as former Managing Partner & CEO of Milost Global Inc., a private equity firm that he founded in 2015. Mr. Gwadiso originally founded Milost Advisors Inc., an investment banking firm that was based in NYC that is now defunct which led to the formation of Milost Global Inc. in 2015. From February 2009 through February 2013, Mr. Gwadiso was an independent consultant to Sichuan Hanlong Group Co., Ltd located in Chengdu, Sichuan, China where he was lead advisor and reported directly to the founder and CEO.

From March 2013 to November 2015, Mr. Gwadiso was President & CEO of Sigur Capital Inc, a New York based investment banking firm. Mr. Gwadiso was responsible for leading the development and execution of the company’s long-term strategy with a view to creating shareholder value. Mr. Gwadiso’s responsibilities included acting as a direct liaison between the board and management of the company. Mr. Gwadiso is also the founder of Palewater Global Management Inc., a New York based conglomerate with a diverse portfolio of activities founded in 2017. Mr. Gwadiso is an investment banker, entrepreneur, investor, financial engineer and philanthropist with years of experience in deal origination, deal structuring, deal execution with both equity and debt capital markets, predominantly in M&As. Mr. Gwadiso has led over 35 investments over the years, including cross-border transactions and IPOs in the US, Germany, Australia, Africa and Hong Kong.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Big Time Holdings, Inc.

Directors are elected until their successors are duly elected and qualified.

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Director and Officers following the Share Acquisition

Name	Age	Position(s) with the Company
David G. Smeed	46	President, Chief Executive Officer, Principal Executive Officer, Principal Financial Officer and sole Director.

David G. Smeed, Age 46 - Chief Executive Officer, Director

Mr. David G. Smeed, age 46, was appointed as our sole Director, President, Chief Executive Officer, Principal Executive Officer and Principal Financial Officer on August 28, 2018 (subject to the ten-day period after the filing and mailing of an Information Statement required by Rule 14f-1promulgated under the Securities Exchange Act of 1934, as amended). Since January 2008, Mr. Smeed has been employed as the sole owner/principal and sole trader of Best Financial Service Ltd. (“Best Financial”) in Dublin, Ireland. Best Financial is a financial services firm that manages client funds at both an institutional level as well as a private client/retail client level. Mr. Smeed has over 25 years’ experience in financial services. He has held positions with prominent Dublin-based stockbrokers, London-based hedge fund managers and Singapore-based hedge fund managers. He is currently a Regulated Financial Advisory with the title of Qualified Financial Advisor. In his career he has obtained foreign licensure via his successful financial industry examinations in the following countries:

•         UK: FCA Regulated

•         Singapore: MAS Regulated

•         Ireland: Central Bank of Ireland Regulated.

The Company believes that Mr. Smeed’s extensive experience in the financial services industry and his many years of regulatory oversight by the regulatory agencies in each of the above sovereign countries as well as his vast experience in corporate matters provides an extraordinary background and basis to serve as a Director in our Company.

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently subject to trading on the Grey Sheets under the symbol “BTHI.” The Grey Sheets does not have any requirements for establishing any committees.  For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Our Board does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

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Meetings of the Board of Directors

Board Meetings and Annual Meeting

During fiscal year ended February 28, 2018, our Board of Directors did meet and approved a holding company reorganization. We also approved the appointment of David G. Smeed to the Board of Directors. We were incorporated June 30, 2017. We did not hold an annual meeting in 2017.

Director Independence

The Grey Market does not maintain any standards regarding the “independence” of the directors for our Board, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent. Our current director is not “independent” as such term is defined by the NASDAQ Stock Market.

Involvement in Certain Legal Proceedings

To our knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Corporation, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Corporation, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of one member, Mr. Smeed. Mr. Smeed also serves as our sole executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such forms and other filings with the SEC, the following Section 16(a) filing requirements were not met timely: Form 3 for Brian Kistler was filed late; the Form 3 for Palewater Global Management, Inc. was filed late; and the Form 3 for Mandla Gwadiso was not filed.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Corporation does not pay its officers and/or directors any salary or consulting fee. The Corporation does not anticipate paying compensation to its officers and/or director until it can generate sufficient cash flow on a regular basis.  The Corporation does not have any employment agreements with its officers and/or directors. We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

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Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended February 28, 2018 and during the partial year 2017, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compensation	Totals
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Thomas DeNunzio	2018	0	0	1,000	0	0	0	0	0
President(1)	2017	0	0	0	0	0	0	0	0

Brian Kistler	2018	0	0	0	0	0	0	0	0
President

________________________

(1)	The Company’s former executive officer and director Thomas DeNunzio did not receive any cash compensation but did receive other remuneration in the amount of 1,000,000 shares of common stock for developing the company’s business plan in his capacity as such during the fiscal year ended February 28, 2018. The shares were issued at par value ($0.0001).

The following table sets forth the compensation paid by us to our sole director for the year ending February 28, 2018. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Director Compensation Table

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Thomas DeNunzio	0	0	0	0	0	0	0

Compensation of Executive Officers

The Company’s former executive officer and director Thomas DeNunzio did not receive any cash compensation but did receive other remuneration in the amount of 1,000,000 shares of common stock for developing the company’s business plan in his capacity as such during the fiscal year ended February 28, 2018.

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Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended February 28, 2018.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at February 28, 2018. No equity awards were made during the fiscal year ended February 28, 2018.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended February 28, 2017.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended February 28, 2018.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended February 28, 2018.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation of Directors

No member of our Board of Directors received any cash compensation for his services as a director during the fiscal year ended February 28, 2018. However, our sole officer and director did receive other remuneration in the amount of 1,000,000 shares of common stock for developing the company’s business plan in his capacity as such during the fiscal year ended February 28, 2018.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2017 and 2018, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

We do not have any transactions with related persons.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the effect on a director’s independence in the event the related person is a director, immediate family
•	member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board director can write to:

Big Time Holdings, Inc.

Acclaim House, 12 mount Havelock

Douglas, Isle of Man IM1 2QG

+44 1624 6124 618444

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Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

BIG TIME HOLDINGS, INC.

Dated: September 25, 2018	By: /s/ David G. Smeed
Name: David G. Smeed
Title: Chief Executive Officer

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